SCHEDULE OF COMPUTATION OF PERFORMANCE COMPUTATIONS

         TOTAL RETURN

         Quotations of average annual total return for a Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (or fractional portion thereof), calculated pursuant to the following formula:

                         P(1+T)n=ERV

where             P =      a hypothetical initial payment of $1,000,

                  T =      the average annual total return,

                  n =      the number of years, and

                ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period.